BACARDI LIMITED

VIA COURIER

August 19, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division Of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001

Attn: Margaret H. McFarland
Deputy Secretary

Dear Madam,

Re: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act 1934

On behalf of Bacardi Limited, I am transmitting for submission to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, the Quarterly Report to Shareholders for the three months ended June 30, 2003 that was sent by Bacardi Limited to all of its shareholders.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter which is enclosed and return it to me in the enclosed self-addressed, courier package.

In addition, please acknowledge receipt of the submissions previously sent to you dated March 27, May 8, May 19, and May 30, 2003.

Sincerely,

Michael Maguire

Michael Maguire

Enc.

P. O. BOX HM 720, HAMILTON HM CX, BERMUDA TEL: (441) 295-4345 FAX: (441) 292-0562

BACARDI LIMITED

Quarterly Report To Shareholders



Q1

Three Months Ended
June 30, 2003

Consolidated Statement of Earnings (Unaudited)

For the Period Ended June 30, 2003
(Expressed in Thousands of U.S. Dollars)

	June 30, 2003 $	June 30, 2002 $
Sales	767,106	692,719
Cost of Sales	291,313	251,802
Gross Profit	475,793	440,917
Selling, General and Administrative Expenses	339,364	294,618
Earnings From Operations	136,429	146,299
Other Income (Expenses)		
Interest income	707	1,452
Interest expense	(29,284)	(28,826)
Miscellaneous income (expense) - net	(9,547)	4,221
	(38,124)	(23,153)
Earnings Before Income Taxes	98,305	123,146
Provision For Income Taxes	6,862	13,672
Net Earnings	91,443	109,474

Supplemental Information

	June 30, 2003 $	June 30, 2002 $
EBITDA*	144,780	165,873

* EBITDA represents consolidated net earnings before dividends on BMRH preferred shares, interest, income taxes, depreciation, and amortization.

Consolidated Balance Sheet

As of June 30, 2003
(Expressed in Thousands of U.S. Dollars)

	June 30, 2003 $ (Unaudited)	March 31, 2003 $
Assets		
Current Assets		
Cash and equivalents	77,856	96,414
Accounts receivable	776,933	726,275
Inventories	781,167	725,288
Other current assets	140,160	119,577
	1,776,116	1,667,554
Long-Term Investments and Advances	142,659	119,643
Property, Plant and Equipment	490,542	482,243
Intangible Assets	2,554,024	2,554,409
	4,963,341	4,823,849
Liabilities		
Current Liabilities		
Short-term borrowings	224,226	206,334
Accounts payable and accrued liabilities	599,713	554,659
Taxes payable	165,888	154,838
Current portion of long-term debt	43,243	43,303
BMRH Founders' Common Shares	140,247	140,247
Series 3 Preferred Shares	-	136,374
	1,173,317	1,235,755
Long-Term Debt	1,576,624	1,611,632
Series 3 Preferred Shares	136,892	-
Other Liabilities	292,918	231,917
	3,179,751	3,079,304
Shareholders' Equity		
Capital Stock	32,909	32,909
Share Premium	121,628	121,628
Retained Earnings	1,767,794	1,748,660
Cumulative Translation Adjustment	(149,510)	(158,652)
	1,772,821	1,744,545
Bacardi Benefit Company Limited	10,769	-
	1,783,590	1,744,545
	4,963,341	4,823,849

Report to the Shareholders

Dear Shareholders,

Overall sales were up 11% at $767 million, assisted by the strength of the euro. However, it is difficult to compare our first quarter results with the same period last year. On the commercial side, our sales volumes last year were assisted by trade purchases in advance of a very significant excise duty increase that affected Bacardi Breezers in the United Kingdom; by contrast, this year, we deliberately reduced inventories in the Trade in a number of markets. On the financial side, in addition to the $13 million impact on our gross margin resulting from the above-mentioned Bacardi Breezers situation in the United Kingdom, we did not have the unusually high foreign exchange gains that we enjoyed last year, with a comparative negative net effect this year of $23 million.

General market conditions remain difficult, in particular in Continental Europe, Latin America, and Asia. In Continental Europe, consumer confidence remains subdued: of note is the difficult spirits market in the Netherlands following a very large excise duty increase, and the general difficult economies in France and Germany. In Latin America, we face significant challenges in Venezuela, a key market for our Scotch whisky business. Difficulties in the Asia Pacific region are the result of the effects of SARS on travel and business.

Through the implementation of our planned price increases, we maintained our core brand margins. Despite this confident pricing on brands, Dewar's Scotch whisky and Bombay gin continued to gain share in a highly competitive environment. Sales of Bacardi rum were affected by trade stock levels in Mexico, the United States and Spain, where last year sales had been aided by a price increase implemented late in the first quarter. Sales of Martini vermouth were in line with last year but the contribution is ahead as a result of improved pricing and geographical mix. Of note was the excellent performance of the brand in the Russian market.

We maintained our long-term approach to brand building by increasing our investment in advertising and promotion, both in absolute terms and as a percentage of net sales. This should place us in a strong position to benefit from any rebound in the economic conditions, even if, at this stage, the short-term outlook still remains difficult.

Respectfully,

Javier Ferran
President and Chief Executive Officer

Ruben Rodriguez
Chairman of the Board

4

Corporate Information

Directors

Victor R. Arellano Jr.
Facundo L. Bacardi
Jaime Bergel
Francisco Carrera-Justiz
Manuel J. Cutillas
Adolfo L. Danguillecourt
Sergio Danguillecourt
Michelle Dorion
Guillermo J. Fernandez-Quincoces
Andreas Gembler
Jay H. McDowell
Robert A. O'Brien
Guy Peyrelongue
Ruben Rodriguez
Eduardo M. Sardiña
Raymond P. Silcock

Officers

Ruben Rodriguez	Chairman of the Board
Manuel J. Cutillas	Deputy Chairman of the Board
Javier Ferran	President and Chief Executive Officer
Ralph Morera	Senior Vice President Finance and Chief Financial Officer
Michel Recalt	Senior Vice President - Marketing & Corporate Development
Simon Gould	Senior Vice President - Human Resources
Francisco Carrera-Justiz	Vice President
Gaston Tano	Controller
Michael Maguire	Assistant Vice President
Atul Vora	Assistant Vice President - Finance
Barbara E. Johnson	Secretary
Gail A. Butterworth	Assistant Secretary & Director of Shareholder Relations

Bacardi Limited
P.O. Box HM 720
Hamilton HM CX, Bermuda

TELEPHONE: 441-295-4345 FAX: 441-292-0562

www.bacardi.com

Shareholder Information

Gail A. Butterworth
Assistant Secretary and Director of Shareholder Relations

Telephone: 441-298-1027
E-mail: gabutterworth@bacardi.com